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                             December 15, 2021

       Gavin Choy
       Acting Chief Financial Officer
       GT Biopharma, Inc.
       9350 Wilshire Blvd
       Suite 203
       Beverly Hills, CA 90212

                                                        Re: GT Biopharma, Inc.
                                                            Form 10-K for the
period ended December 31, 2020
                                                            Filed April 16,
2021
                                                            Form 10-Q for the
period ended June 30, 2021
                                                            Filed August 23,
2021
                                                            Form 10-Q for the
period ended September 30, 2021
                                                            Filed November 10,
2021
                                                            File No. 001-40023

       Dear Mr. Choy:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Period Ended September 30, 2021

       Condensed Consolidated Statements of Operations , page 4

   1. Please amend your Form 10-Q for the quarter ended September 30, 2021 to address the following:
                                                            Revise the three
months ended September 30, 2020 column in the Condensed
                                                             Consolidated
Statements of Operations to reflect the accounting error related to the
                                                             June 2020
forbearance agreements. It appears that the balances presented are the previously
reported balances and not the "as restated" numbers. Refer to Note 13 in your Form 10-K.
 Gavin Choy
GT Biopharma, Inc.
December 15, 2021
Page 2
                Label both 2020 columns as being restated
                Provide disclosures related to the restatement
                Disclose, if true, that the net loss per common share for the three and nine months ended September 30, 2020 have been revised to reflect the stock split
Form 10-Q for the period ended June 30, 2021

Condensed Consolidated Statements of Stockholders' Equity (Deficit) , page 5

2. Please amend your Form 10-Q for the quarter ended June 30, 2021 to address the following:
             Revise Additional paid in capital, Accumulated deficit, and Total stockholders' equity
              (deficit) for the period ended June 30, 2020 on your Condensed Consolidated
              Statements of Stockholders' Equity (Deficit) to reflect the accounting error related to the June 2020 forbearance agreements. Refer to Note 13 in your Form 10-K.
             Label both 2020 columns as being restated
             Provide disclosures related to the restatement
             Disclose, if true, that the net loss per common share for the three and six months ended June 30, 2020 have been revised to reflect the stock split.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameGavin Choy                                   Sincerely,
Comapany NameGT Biopharma, Inc.
                                                               Division of
Corporation Finance
December 15, 2021 Page 2                                       Office of Life
Sciences
FirstName LastName